

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 23, 2007

By U.S. mail and facsimile to (713) 224-1101

Mr. Rick Berry
Chief Financial Officer
Sanders Morris Harris Group Inc.
600 Travis, Suite 3100
Houston, TX 77002

   RE: Sanders Morris Harris Groups Inc.
     Form 10-K for the fiscal year ended December 31, 2006
     Filed March 16, 2007

     File No. 0-30066

Dear Mr. Berry:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Charlotte Capital, p. 26

1. We note that this impairment was recorded during the second quarter of 2006. It is not clear why your first quarter 2006 Form 10-Q apparently did not contain forewarning disclosure related to an uncertainty over the recoverability of the Charlotte assets. Presumably, the adverse operating results had been ongoing for an extended period and thus created a material uncertainty over the recoverability

of the Charlotte goodwill. Please note the guidance in Item 303(a)(3) of Regulation S-K, Sections 216, 501.02 and 501.12.b.3 of the Financial Reporting Codification, and SAB 5:P.4.

Results by Segment, p. 27

2. The disclosure states that there was a $1.5 million gain resulting from the change in value of limited partnership investments during 2006. However, we note that the equity in income of limited partnerships declined 73% in 2006. Please clarify for us why the fair value of these limited partnerships increased in light of the apparent decline in operating results. Such reconciling disclosure should also be provided in future filings so that readers can understand any correlation between the fair value and operating results of these investments.

Liquidity and Capital Resources, page 31

3. We note your discussion of sources and uses of cash on page 32. It appears that the increase in sales of 34% between the years ended December 31, 2006 and 2005 is substantially less than the increase in receivables of 61% between those dates. We further note that the ratio of receivables to quarterly revenue went up from 38% at March 31, 2006 to 71% at March 31, 2007. Please clarify for us the specific reasons for these variances. Also, given the material impact on operating cash flows, in future filings, i) please quantify a relevant receivables turnover ratio in MD&A and explain material variances, and ii) please ensure that your discussion of operating cash provides a reasonably sufficient explanation of the activity therein. Refer to SEC Release No. 33-8350 for further guidance.

Critical Accounting Policies, p. 32

4. We note the disclosure concerning the not readily marketable securities. This asset is material to both total assets and total equity. We understand that these investments are valued using management's estimate of fair value at each balance sheet date. In order for readers to assess the accuracy and reliability of such estimates, the disclosure should be expanded in future filings to provide the amounts of realized and unrealized gains and losses recognized on the portfolio of not readily marketable securities during each period presented. The dollar amount of sales from this portfolio in each period should also be disclosed so readers can understand the materiality of realized gains and losses relative to sales proceeds. This information is necessary for readers to understand how much management's estimates and assumptions have changed in the past and how likely such estimates and assumptions will change in the future. It does not appear that the existing disclosures enable a reader to assess the historical accuracy of these critical accounting estimates. See Section 501.14 of the Financial Reporting Codification.

The existing disclosure states that some portion of the $45.4 million asset balance cannot be offered or sold by the company. In future filings, please quantify the amount of assets that cannot be sold so that readers can better understand the materiality of this restriction on the company's liquidity.

Statements of Cash Flows, p. 41

5. In future filings, please separately disclose purchases and sales of securities owned. See the guidance in paragraphs 22, 23, and 147 of SFAS 95 and paragraphs 29 and 30 of SFAS 102. See also paragraph 25 of SFAS 111.

Note 4, p. 49

6. We note that your additions charged to cost and expenses and charge off of receivables during 2006 were $836,000 and $1,121,000, respectively, as compared to $248,000 and $212,000, respectively, during 2005. Bad debt expense appears material to net income. We also note that the allowance as a percentage of receivables has decreased from 2.8% in 2005 to 0.8% in 2006. In light of the significant activity during 2006 and 2007, please explain in MD&A any material changes in this ratio in future filings.

Note 19, p. 61

7. In future filings, please disclose any geographic, economic, or industry concentrations within the company's securities portfolio. If no such concentrations exist, then please confirm that fact in your response letter.

*   *   *   *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief